

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2023

Murray Bailey
Chief Executive Officer and President
EESTech, Inc.
Suite 417, 241 Adelaide Street
Brisbane, 4000, Australia

>   **Re: EESTech, Inc.**
>   **Registration Statement on Form 10-12G**
>   **Filed December 16, 2022**
>   **File No. 000-32863**

Dear Murray Bailey:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Any reference to prior comments is to our prior comment letter dated November 22, 2022.

Registration Statement on Form 10-12G filed December 16, 2022

Description of Business
Samancor Chrome Holdings Proprietary Limited, page 11

1.   We note your response to prior comment 5, disclosing an estimated investment of US$50 million for the commissioning of the Samancor FeCr slag reclamation facility, which is anticipated to generate approximately US$90 million per annum with an EBITDA of approximately 60%, and that project cost includes finished product packaging sold at the gate of the project site. To balance your disclosure, please expand your discussion to describe the nature and estimated amounts of all costs associated with the Samancor contract, including costs to produce and deliver the volumes underlying your $900 million sales value estimate. Additionally, reconcile your cost estimates to your 60% EBITDA.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios, Staff Attorney, at (202) 551-8770 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: David Mittelman